FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: December 6, 2005                                                   By: /s/David Patterson/s/, CEO

Knight Resources Ltd.

Financial Statements
For The Years Ended September 30, 2005 and 2004

KNIGHT RESOURCES LTD.
(An exploration stage company)
Balance Sheets
(Canadian Dollars)

	September 30,	September 30,
	2005	2004
ASSETS

Current assets
Cash and cash equivalents	$ 649,983	$ 764,000
Short-term investments	42,745	294,711
Accounts receivable	14,043	16,371
Advances for exploration (note 5)	342,076	-
Tax credits recoverable	2,253,684	2,843,026
Prepaid expenses	8,244	37,946

	3,310,775	3,956,054

Property, plant and equipment (note 3)	18,855	22,070

	$ 3,329,630	$ 3,978,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 62,145	$ 1,388,398

Shareholders' equity
Share capital (note 6)	19,208,832	15,532,563
Contributed surplus (note 7)	2,408,471	2,042,698
Deficit	(18,349,818)	(14,985,535)

	3,267,485	2,589,726

	$ 3,329,630	$ 3,978,124

Nature of operations (note 1)
Contingency (note 5)
Commitment (note 11)

Approved on behalf of the Board:

"Harvey Keats" Director

"David Patterson" Director

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Operations
(Canadian Dollars)

		Years ended September 30,
	2005	2004
Revenue
Oil and gas sales	$ 9,770	$ 15,873

Production expenses
Royalties	5,862	3,890
Operating costs	6,505	7,707

	12,367	11,597

Net production income (loss)	(2,597)	4,276

Expenses
Exploration expenditures (see schedule 1) (note 5)	2,068,783	3,956,011
General and administrative (see schedule 2)	1,141,599	2,550,322
Promotion	272,989	356,635
Travel	70,845	130,689

	3,554,216	6,993,657

Loss before other items and income taxes	(3,556,813)	(6,989,381)

Other items
Loss on disposal of property, plant and equipment	-	(1,854)
Refund of abandonment deposit (note 4)	-	129,370
Write-off of oil and gas property (note 4)	-	(530,000)

	-	(402,484)

Loss before income taxes	(3,556,813)	(7,391,865)

Future income tax recovery (note 10)	192,530	-

Loss for the year	$ (3,364,283)	$ (7,391,865)

Basic and diluted loss per share	$ (0.06)	$ (0.16)

Weighted average number of shares outstanding	59,937,953	45,722,169

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Deficit
(Canadian Dollars)

		Years ended September 30,
	2005	2004

Deficit, beginning of year	$ (14,985,535)	$ (7,593,670)

Loss for the year	(3,364,283)	(7,391,865)

Deficit, end of year	$ (18,349,818)	$ (14,985,535)

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Cash Flows
(Canadian Dollars)

		Years ended September 30,
	2005	2004
Cash Provided by (Used for):

Operating Activities
Loss for the year	$ (3,364,283)	$ (7,391,865)
Items not involving cash:
Amortization	7,927	5,741
Stock-based compensation expense (note 7)	494,022	2,003,198
Loss on disposal of property, plant and equipment	-	1,854
Write-off of oil and gas property	-	530,000
Future income tax recovery	(192,530)	-
Accrued interest income	1,966	(1,966)
Changes in non-cash operating working capital:
Accounts receivable	2,328	10,223
Advances for exploration	(342,076)	883,835
Tax credits recoverable	589,342	(1,985,026)
Prepaid expenses	29,702	(24,027)
Accounts payable and accrued liabilities	(1,326,253)	1,281,932

	(4,099,855)	(4,686,101)

Financing Activities
Issuance of share capital	3,740,550	5,078,575

Investing Activities
Redemption of short-term investments	760,448	-
Purchase of short-term investments	(510,448)	(250,000)
Purchase of property, plant and equipment	(4,712)	(23,504)
Expenditures on oil and gas property	-	(70,000)

	245,288	(343,504)

Increase (decrease) in cash and cash equivalents	(114,017)	48,970

Cash and cash equivalents, beginning of year	764,000	715,030

Cash and cash equivalents, end of year	$ 649,983	$ 764,000

Supplementary information:
Interest received	$ 27,512	$ 50,864
Tax credits received	$ 2,408,932	$ 690,987

Non-cash transaction:
Stock-based compensation transferred to share
capital on exercise of stock options	$ 128,249	$ 22,500

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Financial Statements
September 30, 2005 and 2004
(Canadian Dollars)

1. Nature of Operations

Knight Resources Ltd. (“the Company”) is a public company incorporated under the Company Act, British Columbia, Canada. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is to explore natural resource properties.

The Company is in the process of exploring mineral properties and has not yet determined whether these properties contain deposits that are economically recoverable. The continuing operations of the Company is dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance exploration and development of the properties, the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production or proceeds from disposition of the mineral and oil and gas properties.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”).

a) Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit with banks or highly liquid short-term interest bearing securities with maturities at purchase dates of ninety days or less.

b) Short-term investments

Short-term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

c) Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software100% declining balance per annum
Computer hardware30% declining balance per annum
Office furniture and equipment20% declining balance per annum

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

d) Oil and gas properties

The Company follows the full-cost method of accounting for costs of oil and gas properties whereby all costs relating to exploration and development of petroleum and natural gas are capitalized. Such costs by area of interest include geological and geophysical expenditures, land acquisition costs and costs of drilling productive and non-productive wells and general and administrative costs directly related to exploration and development activities.

When and if production is attained, these costs are depleted using the units of production method based upon estimated proven recoverable reserves. The Company applies a ceiling test in respect of producing properties to determine that the capitalized costs of producing properties will be recovered from estimated net future revenues from the production of proved reserves at year-end oil and gas prices. No gains or losses are ordinarily recognized upon the sale or disposition of oil and gas properties within a specified area of interest, except under circumstances which result in a major disposal of assets or a sale or abandonment of an entire area of interest.

2. Significant Accounting Policies (cont’d)

The carrying value of capitalized costs for producing and exploration stage oil and gas properties are separately reviewed at each reporting period to determine if impairment in value is indicated. Should impairment occur, the carrying value will be written down to the estimated net recoverable amount. Future depletion charges will be based on the revised carrying values for producing properties.

Costs incurred for initial new property investigation where no acquisition occurs are expensed as incurred.

e)	Mineral properties

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds or is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its undiscounted estimated future cash flows, an impairment provision is made to reduce the carrying value to its fair value.

f) Loss per share

Basic loss per common share is computed by dividing earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. No diluted loss per share has been presented as the effect would be anti-dilutive.

g) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depletion and amortization, stock-based compensation and income taxes. Actual results could differ from those estimates.

h) Foreign currency translation

Transactions in foreign currencies are translated at rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at the year end into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

i) Future income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carryforwards, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is not more likely than not that the asset will be realized.

2. Significant Accounting Policies (cont’d)

j) Flow-through shares

A portion of the Company’s exploration activities is financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through shares issued, the tax benefits of the related expenditures are renounced to the share subscribers. Effective for flow-through transactions initiated after March 19, 2004, the Company adopted the accounting methodology proscribed by Emerging Issues Committee Abstract 146, Flow-Through Shares. Accordingly, the Company recognizes the foregone tax benefits to the Company and the proceeds received on the shares issued are reduced by the tax benefits renounced to the subscribers. The tax effect of the renouncement is recorded upon filing of the renouncement documents provided that corresponding exploration expenditures are incurred or there is reasonable assurance that they will be incurred within the permitted time frame. When previously unrecognized future income tax assets exist, a corresponding future income tax recovery is recognized. For flow-through transactions initiated prior to March 19, 2004, the foregone tax benefits and the related income tax recovery have not been recognized by the Company.

k) Stock-based compensation

The Company’s stock-based compensation plan is described in note 7. Effective October 1, 2003, the Company changed its accounting policy for stock-based compensation and adopted the fair value based method to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with the related portion of contributed surplus is credited to share capital. Previously, for valuing stock-based compensation awards granted to employees and directors, the Company used the intrinsic value method where stock-based compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common exercise price on the day that options are granted. For 2003, the Company also previously accounted for stock-based payments to non-employees in accordance with the fair value method.

l) Asset retirement obligations

During the year ended September 30, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). Under this new standard the Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

m) Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3. Property, plant and equipment

		2005
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 9,658	$ 3,530	$ 6,128
Computer software	8,233	6,768	1,465
Office furniture and equipment	16,244	4,982	11,262

	$ 34,135	$ 15,280	$ 18,855

		2004
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 7,876	$ 1,285	$ 6,591
Computer software	5,303	3,901	1,402
Office furniture and equipment	16,244	2,167	14,077

	$ 29,423	$ 7,353	$ 22,070

4. Oil and Gas Properties

Maycroft

Balance at September 30, 2003	$ 460,000
Well licence preparatory work	70,000
Write-off of deferred costs	(530,000)

Balance at September 30, 2004 and 2005	$ -

Maycroft Property

In November 2001, the Company entered into a farmout agreement with Polaris Resources Ltd. (‘Polaris’) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a gas prospect in the Foothills region of Alberta, Canada. The Company has a director in common with Polaris. Upon signing the agreement, the Company advanced Polaris $125,000 for seismic costs and had advanced an additional $397,500 for preparatory work to obtain a well licence. On December 16, 2003 the Alberta Energy & Utilities Board (“AEUB”) denied the well licence application. The Company’s interest in the farmout agreement remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence.

Lagarde Property

During the year ended September 30, 2004, the Company completed the abandonment of the initial Lagarde Property test well. The abandonment was completed at a cost that was less than previously estimated which resulted in a recovery of $4,168. The Company sold the used wellhead and used tubing for net proceeds of $8,250.

4. Oil and Gas Properties (cont’d)

Refund of Abandonment Deposit

During the year ended September 30, 2004, the Company received $129,370 from Tri-Valley Oil & Gas Co. (“Tri-Valley”). The funds represent the Company’s share of abandonment funds advanced to Tri-Valley in 1999 for the drilling of the Ekho No. 1 test well. The Company’s share of abandonment funds were returned because Tri-Valley decided to re-enter the well and consequently took over the responsibility for the abandonment of the well. During fiscal 2000, the Company determined that further expenditures on the test well were not warranted and as a result, the Company wrote off all of its deferred exploration costs as at September 30, 2000.

5. Mineral Property

West Raglan Property

Cumulative expenditures	2005	2004

Exploration expenditures	$ 12,515,499	$ 8,627,126
Refundable tax credits and mining duties	(5,353,602)	(3,534,012)

Net exploration expenditures	$ 7,161,897	$ 5,093,114

As at September 30, 2005, the Company has advances for exploration with Anglo American Exploration (Canada) Limited (‘Anglo American’) of $342,076 (2004 - $Nil) and owes Anglo American $Nil (2004 - $1,351,702) for exploration expenditures incurred on the West Raglan Property.

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American, whereby the Company can earn a 49% participating joint venture interest in the West Raglan Project (‘the Project’) located in northern Quebec, Canada, currently 720km2.

The option was exercised during the year ended September 30, 2005 as the Company met the option earn in terms by incurring $11.8 million of exploration expenditures.

Anglo American contributed to exploration funding by participating in private placements in the Company in an amount equal to 20% of approved exploration program expenditures for a cumulative total of $2,360,000 as at September 30, 2005.

Exploration is carried out by Anglo American, under the direction of a Management Committee comprised of two representatives from each of the Company and Anglo American. Anglo American has the deciding vote in the case of a Management Committee stalemate.

Anglo American will be entitled to charge an administrative and overhead charge of 12% of direct project costs during the option period. After the option period, Anglo American will be entitled to charge administrative and overhead charges of 3% on capital items, 5% on contracts and 15% on direct costs. The Company has also granted to Anglo American the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the Project. Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the Project to 75% by arranging production financing for both parties.

The Company and Anglo American are required to contribute to joint venture expenditures in accordance with their respective interests in the project from time to time. Failure to contribute will result in a party’s interest being diluted. Should either party’s interest fall below 10%, that interest will be reduced to a 1% net smelter royalty, purchasable at the discretion of the other party for $2,000,000. The Company and Anglo American both have a right of first refusal to purchase all or any part of the other party’s interest in the Project.

5. Mineral Property (cont’d)

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

6. Share Capital

a) Authorized: Unlimited (2004 - 100,000,000) common shares without par value

b) Issued and outstanding:

	Number	Value

Balance at September 30, 2003	36,215,437	$ 10,431,488
Exercise of stock options
- cash	1,375,000	524,850
- fair value of options exercised	-	22,500
Exercise of agent's options	200,000	40,000
Exercise of warrants	3,890,500	1,013,725
Private placement (c)	6,730,769	3,500,000

Balance at September 30, 2004	48,411,706	15,532,563
Exercise of stock options
- cash	200,000	38,000
- fair value of options exercised	-	128,249
Exercise of agent's options (e)	1,300,000	260,000
Exercise of warrants (d)	8,195,000	1,248,750
Private placements (c)	7,473,334	2,193,800
Future income tax impact of renunciation of Canadian
Exploration Expenses pursuant to flow-through shares	-	(192,530)

Balance at September 30, 2005	65,580,040	$ 19,208,832

c)	Private placements:

During the year ended September 30, 2005 and 2004, the Company completed the following private placements:

i)
During 2005, the Company issued 1,000,000 common shares to Anglo American through a non-brokered private placement at a price of $0.45 per share for proceeds of $450,000. Along with the shares, the Company issued Anglo American 1,000,000 non-transferable share purchase warrants entitling Anglo American to purchase one additional common share of the Company at a price of $0.45 expiring December 29, 2005.

6. Share Capital (cont’d)

ii)
During 2005, the Company issued 800,000 flow-through common shares through a non-brokered private placement at a price of $0.25 per share for proceeds of $200,000 less costs of $7,000. For income tax purposes, the subscription funds of $200,000 have been applied towards carrying out exploration activities and the expenditures have been renounced in favour of the subscriber. Accordingly, the Company does not have available deductions from taxable income in respect of such expenditures.

iii)
During 2005, the Company issued 2,000,000 flow-through common shares through a non-brokered private placement at a price of $0.25 per share for proceeds of $500,000 less fees and costs of $36,200. For income tax purposes, the subscription funds of $500,000 have been applied towards carrying out exploration activities and the expenditures have been renounced in favour of the subscriber. Accordingly, the Company does not have available deductions from taxable income in respect of such expenditures.

iv)
During 2005, the Company issued 1,840,000 common shares to Anglo American through a non-brokered private placement at a price of $0.30 per share for proceeds of $552,000. Along with the shares, the Company issued Anglo American 1,840,000 non-transferable share purchase warrants entitling Anglo American to purchase one additional common share of the Company at a price of $0.35 expiring April 22, 2007. The private placement fulfills Anglo American’s obligation to fund 20% of exploration on the West Raglan Project during the option earn-in phase through private placements in the Company.

v)
During 2005, the Company issued 1,833,334 common shares through a non-brokered private placement at a price of $0.30 per share for proceeds of $550,000 less costs of $15,000. Along with the shares, the Company issued 1,833,334 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.35 expiring April 22, 2007.

vi)
During 2004, the Company issued 6,730,769 common shares via a non-brokered private placement at a price of $0.52 per share for gross proceeds of $3,500,000. Along with the shares, the Company issued 6,730,769 non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.65 expiring June 10, 2005. Anglo American purchased 1,692,308 common shares for proceeds of $880,000. Of the 6,730,769 common shares and warrants issued, 1,507,500 are flow-through common shares and 1,007,500 are flow-through warrants. For income tax purposes, the subscription funds of $783,900 relating to the flow-through common shares have been applied towards carrying out exploration activities and the expenditures have been renounced in favour of the subscriber. Accordingly, the Company does not have available deductions from taxable income in respect of such expenditures.

d)	Warrants:

A continuity of warrants exercisable and outstanding for the year ended September 30, 2005 is as follows:

Balance at				Balance at
September 30,				September 30,
2004	Granted	Exercised	Expired	2005	Exercise Price	Expiry Date

8,000,000	-	(8,000,000)	-	-	$0.15	March 25, 2005
5,785,000	1,300,000	(195,000)	(6,890,000)	-	$0.25	May 12, 2005
6,586,769	-	-	-	6,586,769	$0.35	December 10, 2005[1]
-	1,000,000	-	-	1,000,000	$0.45	December 29, 2005
-	3,673,334	-	-	3,673,334	$0.35	April 22, 2007

20,371,769	5,973,334	(8,195,000)	(6,890,000)	11,260,103

1During 2005, these warrants were re-priced from $0.65 to $0.35 and were extended from June 10, 2005 to December 10, 2005.

6. Share Capital (cont’d)

A continuity of warrants exercisable and outstanding for the year ended September 30, 2004 is as follows:

Balance at			Balance at
September 30,			September 30,
2003	Granted	Exercised	2004	Exercise Price	Expiry Date

640,000	-	(640,000)	-	$0.25	October 2, 2003
550,000	-	(550,000)	-	$0.22	March 26, 2004
8,000,000	-	-	8,000,000	$0.15	March 25, 2005
8,141,500	200,000	(2,556,500)	5,785,000	$0.25	May 12, 2005
-	6,730,769	(144,000)	6,586,769	$0.65	June 10, 2005

17,331,500	6,930,769	(3,890,500)	20,371,769

e)	Agent’s options:

As at September 30, 2005, there are Nil (2004 - 1,300,000) agent’s options outstanding and exercisable. During the year, 1,300,000 agent’s options were exercised at $0.20 per option to acquire 1,300,000 units. Each unit was comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25. The warrants issued upon the exercise of the agent’s options expired on May 12, 2005.

7. Stock Options

a) Stock options outstanding:

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant the stock options, less any discount permitted by the TSX Venture Exchange. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant. Other terms and conditions are as follows: all stock options are non-transferable; no more than 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period; disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the holder is an insider, (ii) any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company’s issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares. A summary of the Company’s stock options as at September 30, 2005 and 2004 and the changes during the years then ended is as follows:

7. Stock Options (cont’d)

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Shares	exercise price	life (years)

Balance at September 30, 2003	3,085,000	$0.35	1.85
Cancelled	(5,000)	0.93
Exercised	(1,375,000)	0.38
Granted	3,090,000	0.93

Balance at September 30, 2004	4,795,000	0.72	1.13
Cancelled	(5,000)	0.30
Exercised	(200,000)	0.19
Granted	1,740,000	0.28

Balance at September 30, 2005	6,330,000	$0.51	0.93

As at September 30, 2005, stock options exercisable and outstanding are as follows:

	Exercise	Options	Options
Expiry Date	Price	Outstanding	Exercisable

[1]December 22, 2005	$0.19	150,000	150,000
[2]December 22, 2005	$0.25	350,000	350,000
December 22, 2005	$0.93	2,120,000	2,120,000
[3]February 11, 2006	$0.25	100,000	100,000
[4]March 25, 2006	$0.25	100,000	100,000
July 1, 2006	$0.83	60,000	60,000
[5]July 25, 2006	$0.25	5,000	5,000
August 23, 2006	$0.25	237,500	237,500
January 16, 2007	$0.25	990,000	952,500
January 17, 2007	$0.25	50,000	50,000
March 1, 2007	$0.25	250,000	212,500
May 30, 2007	$0.35	500,000	500,000
[6]June 18, 2007	$0.30	1,077,500	1,077,500
[7]July 28, 2007	$0.51	315,000	315,000
[8]July 28, 2007	$0.25	25,000	25,000

		6,330,000	6,255,000

1During the year, the Company re-priced 150,000 options to $0.19 from $0.93.
2During the year, the Company re-priced 350,000 options to $0.25 from $0.93.
3During the year, the Company re-priced 100,000 options to $0.25 from $1.15.
4During the year, the Company re-priced 100,000 options to $0.25 from $1.12.
5During the year, the Company re-priced 5,000 options to $0.25 from $0.68.
6During the year, the Company extended the expiry date to June 18, 2007 from June 18, 2005.
7During the year, the Company extended the expiry date to July 28, 2007 from July 28, 2005.
8During the year, the Company re-priced 25,000 options to $0.25 from $0.51 and extended the expiry date to July 28, 2007 from July 28, 2005.

7. Stock Options (cont’d)

b) Contributed surplus:

Contributed surplus at September 30, 2003	$ 62,000
Exercise of stock options	(22,500)
Granting of stock options	2,003,198

Contributed surplus at September 30, 2004	2,042,698
Exercise of stock options	(128,249)
Granting of stock options	254,056
Re-pricing of stock options	50,233
Extension of stock options	189,733

Contributed surplus at September 30, 2005	$ 2,408,471

The fair value based method is used to calculate the compensation expense for all stock-based awards. The stock-based compensation expense for fiscal 2005 and 2004 grants and modifications was calculated by using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2005	2004

Weighted average:
Risk-free interest rate	3.02%	2.99%
Expected dividend yield	-	-
Expected stock price volatility	141%	143%
Expected option life in years	1.8	2.0
Fair value	$0.12	$0.65

8. Financial Instruments

a) Fair value

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, advances for exploration, tax credits recoverable and accounts payable and accrued liabilities, as reflected in the balance sheets, approximate their fair values due to the relatively short periods to maturity of these instruments.

b) Foreign exchange risk

The Company undertakes certain transactions in United States dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments or hedges to reduce the exposure to foreign exchange risk.

9. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions that occurred throughout the years ended September 30, 2005 and 2004:

a)	paid or accrued $24,000 (2004 - $6,000) for directors fees to a director and a company controlled by a director;

b)	paid or accrued $152,588 (2004 - $171,863) for management fees to a company controlled by the CEO and to a company controlled by the President;

c)	paid or accrued $139,820 (2004 - $89,637) for technical services relating to the West Raglan Property to a company controlled by the President and to a company controlled by a director;

9. Related Party Transactions (cont’d)

d)	paid or accrued $32,240 (2004 - $11,087) for rent to a company where the CEO is a director;

e)	paid or accrued $Nil (2004 - $4,068) for office furniture to a company owned by the CEO’s spouse;

f)
during the year ended September 30, 2005, the Company issued 8,000,000 common shares to Donner Minerals Ltd., a company related by way of common directors and being a significant shareholder of the Company, on exercise of warrants at $0.15 per share.

Accounts payable and accrued liabilities include $Nil (2004 - $2,070) owing to a director and a company controlled by a director.

Other related party transactions are described in note 4.

10. Income Taxes

Substantially all of the difference between the actual income tax recovery of $192,530 (2004 - $nil) and the expected statutory corporate income tax recovery relates to losses and resource pools not recognized.

The Company has accumulated losses of approximately $2,600,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2015. Also, the Company has approximately $2,500,000 of capital losses and $10,600,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely. The Company has unrecognized investment tax credits and non-refundable tax credits totaling approximately $1,669,000 (2004 - $1,236,000).

Significant components of the company’s future tax assets are as follows:

	2005	2004
Future income tax assets:
Resource pools	$ 3,317,010	$ 2,793,818
Capital losses carried forward	432,788	446,587
Non-capital losses carried forward	785,411	659,410
Property, plant and equipment	6,615	4,401
Valuation allowance	(4,541,824)	(3,904,216)

	$ -	$ -

Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has provided for a full valuation allowance against its potential future income tax assets.

11. Commitment

The Company has outstanding letters of credit of $42,745 (2004 - $42,745).

12. Segmented Information

The Company currently operates in one reportable operating segment, being the acquisition, exploration and development of natural resource properties. All of the Company’s operations are based in Canada.

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures		Schedule 1
(Canadian Dollars)

		Years ended September 30,
	2005	2004

Lagarde (note 4)
Recovery of abandonment costs	$ -	$ (4,168)
Net proceeds on sale of wellhead and tubing	-	(8,250)

	-	(12,418)

West Raglan Property
Drilling	1,036,796	2,362,746
Geochemistry	125,696	226,466
Geology	553,691	1,541,734
Geophysics	600,041	823,281
Mobilization	860,153	596,606
Other	614,219	979,164
Safety and environment	97,777	114,444

	3,888,373	6,644,441
Refundable tax credits	(1,563,592)	(2,165,837)
Mining duties refund	(255,998)	(510,175)

	2,068,783	3,968,429

	$ 2,068,783	$ 3,956,011

General and Administrative Expenses		Schedule 2
(Canadian Dollars)

		Years ended September 30,
	2005	2004

Accounting and audit	$ 82,462	$ 54,079
Administrative fees	108,000	105,500
Amortization	7,927	5,741
Consulting fees	-	48,000
Directors fees (note 9)	24,000	6,000
Filing fees	25,500	33,739
Legal fees	125,734	57,367
Management fees (note 9)	152,588	171,863
Office and miscellaneous	82,282	56,111
Rent	32,240	37,087
Stock-based compensation expense (note 7)	494,022	2,003,198
Telephone and communications	26,855	24,084
Transfer agent	7,501	13,005
Less: interest income	(27,512)	(65,452)

	$ 1,141,599	$ 2,550,322

KNIGHT RESOURCES LTD.
Management’s Discussion and Analysis
Year Ended September 30, 2005

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Knight Resources Ltd. (“the Company”) should be read in conjunction with the audited financial statements for the year ended September 30, 2005 and related notes thereto. The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is November 29, 2005.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is an exploration company engaged in the acquisition and exploration of natural resource properties with potential for nickel, copper, cobalt, platinum and palladium deposits. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada. The Company had an interest in a gas well near Fort St. John, British Columbia (the Fort St. John Project). The Company also has an interest in an oil and gas prospect in the Foothills Region of Alberta (the Maycroft Project). The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols KNP and KRL respectively.

Risks and Uncertainties

The Company’s principal activity of mineral exploration is considered to be very high risk. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic, with some of the most significant risks being:

1.	Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small;

2.	The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them;

3.
Although the Company has taken steps to verify title to the mineral properties it has an interest in or is earning into, there is no guarantee that the property will not be subject to title disputes or undetected defects; and

4.
The Company is subject to the laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Exploration Projects

West Raglan, Quebec

The Company is a party to a formal Option and Joint Venture Agreement with Anglo American Exploration (Canada) Ltd. ('Anglo American') whereby the Company can earn a 49% participating joint venture interest in the 720 square kilometre West Raglan Project located in the Cape Smith Belt in northern Quebec. To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006. As of the date of this report, the Company has incurred sufficient expenditures on exploration and has accordingly acquired a 49% interest in the West Raglan Project.

Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.

Anglo American is a wholly owned subsidiary of Anglo American plc, of London, England. The Company has funded exploration programs on the West Raglan Project in 2003 and 2004 in addition to the 2005 program which is described below.

2005 Work Program - West Raglan

Mobilization of fuel and field supplies from Salluit, Quebec to the West Raglan Project camp was substantially completed in April 2005. Ground geophysical surveys were carried out on the project in April 2005 and surveys resumed in mid June, after break-up, in preparation for a 4,000 metre diamond drill program.

The majority of the 2005 program consisted of diamond drilling. The diamond drill program, which began in the second week of July, had two primary components:

1)	to follow up on high grade drill intercepts from the 2003 and 2004 programs and un-sourced boulder trains in the Greater Frontier Area; and

2)	to follow up on new targets generated by the ground geophysics program in the Raglan Formation and the Povungnituk Group.

A total of 4,771.3 metres of BQ diamond drilling in 29 holes were drilled during the 2005 program the results of which were reported in detail in the Company’s news release on November 2, 2005.

Results of the 2005 program have refocused attention on the Greater Frontier Area where the majority of significant assay results over the last three years have been returned from diamond drilling and boulder sampling.

Highlights of the 2005 diamond drill program are outlined in the table below.

Area	Hole Number	Core Length (metres)		Nickel %	Copper %	Platinum g/t	Palladium g/t
Greater Frontier	WR-05-98		12.90	0.67	0.39	0.12	0.46
		including	1.00	1.75	0.53	0.26	1.11
Greater Frontier	WR-05-100		2.65	0.44	0.17	0.06	0.24
			1.55	0.49	0.14	0.06	0.22
			1.60	0.85	0.31	0.12	0.45
			7.80	2.16	0.68	0.31	1.22
			0.90	1.27	1.93	0.22	0.72
			1.40	3.37	0.93	0.48	1.71
			0.55	0.26	3.16	0.01	0.02
Greater Frontier	WR-05-103		0.90	0.81	0.29	0.11	0.51
			4.30	0.53	0.20	0.09	0.36
		including	1.30	0.80	0.31	0.13	0.60

A massive sulphide boulder was found in 2005 near the southern property boundary in the Povungnituk. A sample from the boulder assayed 2.54% nickel, 0.35% copper, 0.25% cobalt, 1.07 grams per tonne platinum and 1.09 grams per tonne palladium. The source of the boulder is unknown, however its discovery led to the staking of 240 additional claims totalling approximately 9,940 hectares along the south boundary of the property over magnetic anomalies interpreted to be ultramafic rocks.

Three new sulphide boulders were found approximately 300 metres south of the discovery of a new zone referred to as Century which was intersected by WR-05-100. One boulder assayed 1.46% nickel in 15% sulphides, a second boulder assayed 2.11% nickel in 23% sulphide and third boulder assayed 1.72% nickel in 23% sulphide. The source of the boulders is unknown.

The 2005 program was carried out by West Raglan Project operator Anglo American.

2006 Program

A detailed 2006 exploration program will be designed when all of the project data have been interpreted. However, a preliminary 2006 budget of $3,000,000 in phase I and, subject to the results of phase I, tentatively $2,000,000 in phase II has been agreed to by the Company and Anglo American. The Company will be funding 49% of the 2006 program.

Fort St. John, B.C.

The Company had a 15% working interest in a gas well in Fort St. John, B.C. The well produced approximately 9 million cubic feet of gas for net production loss to the Company of $2,597 during 2005. During the fourth quarter of 2005, the well was permanently shut in. The Company subsequently relinquished its interest in the well. The Company has funded its share of abandonment costs in previous fiscal years and does not anticipate any further costs relating to the well.

Results of Operations

The Company reported a loss of $3,364,283 (2004 - $7,391,865) and a loss per share of $0.06 (2004 - $0.16) for the year ended September 30, 2005. The Company’s 2005 loss has decreased significantly compared to 2004 primarily due to lower exploration expenditures on the West Raglan Project, lower stock-based compensation expense, a future income tax recovery of renunciation of flow-through shares and no write-offs of deferred exploration costs.

The Company expended $2,756,068 less on the West Raglan Project during 2005 because of a smaller exploration program in 2005 and because the Company earned its 49% interest in the Project in the fourth quarter of 2005. As a result of the Company earning its 49% interest, Anglo American is contributing 51% of all exploration costs going forward.

Non-cash expenses relating to stock-based compensation amounted to 15% (2004 - 27%) of the loss for the year. The Company incurred $1,509,176 less in stock-based compensation during the year ended September 30, 2005 compared to 2004 because the Company granted 1,740,000 stock options in 2005 compared to 3,090,000 stock options in 2004. Although the Company re-priced 930,000 stock options and extended 1,417,500 stock options during the year ended September 30, 2005, the incremental stock-based compensation cost amounted to only $239,966.

A portion of the Company’s exploration activities are financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through shares issued, the tax benefits of the related expenditures are renounced to the flow-through share subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to the subscribers. The tax effect of the renouncement is recorded upon filing of the renouncement documents provided that the corresponding exploration expenditures are incurred or there is a reasonable assurance that they will be incurred within the permitted time frame. As a result of renouncing $804,500 of Canadian Exploration Expenses during the three months ended March 31, 2005, the Company recorded a reduction in share capital of $192,530 with a corresponding recovery of future income taxes.

Management billed the Company a total of $292,408 (2004 - $261,500) for management services for the year ended September 30, 2005. Of these amounts, $139,820 (2004 - $89,637) was charged to exploration for technical geological services incurred on the West Raglan Project. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The total fees increased slightly as the Company’s business and projects required slightly more management time.

The Company utilized the services of Institutional Market Communications Inc. to provide European public relations on a month to month basis at a cost of $5,000 per month plus expenses. The Company has also engaged the services of Vanguard Shareholder Solutions Inc. to provide North American public relations on a month to month basis at a cost of $8,000 per month plus expenses. The Company attended investment conferences in Toronto, New Orleans, San Francisco, Quebec City, Calgary and Vancouver during the year ended September 30, 2005.

Promotion decreased slightly in 2005 as the Company incurred a lot of up front and one time promotional costs in 2004. Management also attended fewer conferences during 2005 which resulted in less travel costs.

Office and miscellaneous costs increased primarily due to $23,750 of directors and officers liability insurance purchased 2005.

Legal fees have increased primarily due to the litigation initiated by Novawest Resources Inc. against Anglo American and the litigation initiated by the Company against Novawest Resources Inc. Additional details regarding the litigation are provided in note 5 of the financial statements.

The Company paid an arms-length private company $108,000 (2004 - $105,500) for accounting, secretarial and general administrative services and paid the same company $Nil (2004 - $26,000) for rent of office space.

The Company pays its independent directors $1,000 per month.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position improved by $680,974 over the year ended September 30, 2005. Working capital improved due to $3,740,550 of equity financing during the year ended September 30, 2005. Most of the funds raised were used to pay down accounts payable and accrued liabilities relating primarily to the 2004 exploration program. The balance of funds were used to fund 2005 exploration and operating costs and the remainder will be used to fund 2006 exploration and operating costs.

The Company’s funds from equity financing were derived as follows: 1) a non-brokered private placement for net proceeds of $450,000 by issuing 1,000,000 units at a price of $0.45 per unit; 2) a non-brokered private placement for net proceeds of $193,000 by issuing 800,000 flow-through common shares at a price of $0.25 per share; 3) a non-brokered private placement for net proceeds of $463,800 by issuing 2,000,000 flow-through common shares at a price of $0.25 per share; 4) a non-brokered private placement for net proceeds of $552,000 by issuing 1,840,000 common shares at a price of $0.30 per share; 5) a non-brokered private placement for net proceeds of $535,000 by issuing 1,833,334 common shares at a price of $0.30 per share; 6) issued 1,300,000 common shares pursuant to the exercise of agent’s options for proceeds of $260,000; 7) issued 8,195,000 common shares pursuant to the exercise of warrants for proceeds of $1,248,750; and 8) issued 200,000 common shares pursuant to the exercise of stock options for proceeds of $38,000.

During April 2005, the Company received approximately $2,400,000 from the Quebec Government for refundable tax credits relating to fiscal 2004 West Raglan exploration expenditures.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration on the West Raglan Project. There are no assurances that the Company will be able to finance on acceptable terms.

Going forward, the Company is committed to funding 49% of exploration costs on the West Raglan Project. A preliminary calendar 2006 budget of $3,000,000 in phase I and, subject to the results of phase I, tentatively $2,000,000 in phase II has been agreed to by the Company and Anglo American. The Company’s portion of these amounts totals $2,450,000 which will be funded by remaining cash on hand, refundable tax credits on hand and future equity financings.

The Company has not entered into any off-balance sheet arrangements.

Selected Annual Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. All dollar amounts are in Canadian dollars.

Years Ended September 30	2005	2004	2003

Financial Results
Interest income	$ 27,512	$ 65,452	$ 11,002
Net Loss	$ 3,364,283	$ 7,391,865	$ 1,597,424
Basic and diluted loss per share	$ (0.06)	$ (0.16)	$ (0.08)

Financial Position
Working capital	$ 3,248,630	$ 2,567,656	$ 2,433,657
Total assets	$ 3,329,630	$ 3,978,124	$ 3,006,284
Share capital	$ 19,208,832	$ 15,532,563	$ 10,431,488
Contributed surplus	$ 2,408,471	$ 2,042,698	$ 62,000
Deficit	$ 18,349,818	$ 14,985,535	$ 7,593,670

The Company’s 2005 net loss is much smaller than 2004 primarily due to lower exploration expenditures on the West Raglan Project, lower stock-based compensation expense, a future income tax recovery of renunciation of flow-through shares and no write-offs of deferred exploration costs. The 2003 net loss is less than 2004 and 2005 because of lower exploration expenditures and because stock options were not expensed using the fair value method in 2003. The Company has incurred significant exploration expenditures on its West Raglan Project during 2005, 2004 and 2003 and as a consequence the Company has spent more on general and administrative costs in order to manage and promote this project. The Company reported a large amount of interest income in 2004 as the Company had considerable amounts of cash on hand from equity financings to invest in interest bearing investments.

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04	31-Mar-04	31-Dec-03

Interest income	$ 7,897	$ 12,201	$ 4,790	$ 2,624	$ 5,877	$ 23,721	$ 23,814	$ 12,040

Net loss	$1,232,342	$ 903,430	$ 613,480	$ 615,031	$3,998,441	$ 608,083	$ 672,918	$2,112,423

Basic and diluted
loss per share	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.09)	$ (0.01)	$ (0.01)	$ (0.05)

The quarterly loss for September 2005 and 2004 was significantly more than prior periods due to large exploration expenditures incurred during the summer months of July, August and September. The June 2005 quarterly loss was slightly higher than the quarterly losses in March 2005 and December 2004 due to the $249,395 income tax recovery recorded in March 2005 and lower amounts of exploration incurred in December 2004. The quarterly loss for December 2003 was high as a result of new accounting rules for measuring stock option compensation coming into effect in fiscal 2004 and resulted in the fair value of stock options charged to operations. The Company granted 2,825,000 stock options during the three months ended December 31, 2003. Interest income fluctuates depending on the amount of cash on hand the Company has to invest in short term interest bearing investments. Since June 30, 2004, the Company has had smaller amounts of cash on hand to invest which in turn has resulted in smaller amounts of interest income.

Related Party Transactions

Management fees of $112,408 (2004 - $129,525) were paid or accrued to a company owned by Mr. David Patterson. Management fees of $40,180 (2004 - $42,338) were paid or accrued to a company owned by Mr. Harvey Keats.

Management fees in relation to technical geological services of $54,120 (2004 - $42,337) were paid or accrued to a company owned by Mr. Harvey Keats. Management fees in relation to technical geological services of $85,700 (2004 - $47,300) were paid or accrued to a company owned by Mr. Kerry Sparkes.

Directors fees of $12,000 (2004 - $3,000) were paid or accrued to a company owned by Mr. Laurie Sadler. Directors fees of $12,000 (2004 - $3,000) were paid or accrued to Mr. John Maher

Rent of $32,240 (2004 - $11,087) was paid or accrued to a company where Mr. David Patterson is a director.

During 2005, Donner Minerals Ltd. (“Donner”) exercised 8,000,000 warrants at $0.15 to purchase 8,000,000 common shares of the Company. Donner also sold 3,800,000 common shares of the Company during 2005. As at September 30, 2005, Donner owns approximately 19% of the Company’s common shares and has directors in common with the Company.

Changes in Significant Accounting Policies

A portion of the Company’s exploration activities is financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through shares issued, the tax benefits of the related expenditures are renounced to the share subscribers. Effective for flow-through transactions initiated after March 19, 2004, the Company adopted the accounting methodology proscribed by Emerging Issues Committee Abstract 146, Flow-Through Shares. Accordingly, the Company recognizes the foregone tax benefits to the Company and the proceeds received on the shares issued are reduced by the tax benefits renounced to the subscribers. The tax effect of the renouncement is recorded upon filing of the renouncement documents provided that corresponding exploration expenditures are incurred or there is reasonable assurance that they will be incurred within the permitted time frame. When previously unrecognized future income tax assets exist, a corresponding future income tax recovery is recognized. For flow-through transactions initiated prior to March 19, 2004, the foregone tax benefits and the related income tax recovery have not been recognized by the Company.

The adoption of this new accounting policy has resulted in a reduction in share capital of $192,530 with a corresponding recovery of future income taxes as a result of renouncing $804,500 of Canadian Exploration Expenses during the year.

During the year ended September 30, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). Under this new standard, the Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

The Company does not anticipate that this new accounting policy will adversely effect the financial statements due to the Company’s stage of operations.

Outstanding Share Data

As at November 29, 2005, the Company had the following securities issued and outstanding:

	Number	Exercise Price	Expiry Date

Common shares issued and outstanding	65,580,040	n/a	n/a

Warrants	11,260,103	$0.35 to $0.45	Dec 10/05 to Apr 22/07

Stock options	6,330,000	$0.19 to $0.93	Dec 22/05 to Jul 28/07

Fully Diluted	83,170,143

Directors and Officers

David Patterson Director and CEO John Maher Director
Harvey Keats Director and President Laurie Sadler Director
Kerry Sparkes Director Erin Walmesley Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended September 30, 2005 and 2004 and the Company’s Information Circular dated December 14, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.knightresources.ca.

Management evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2005, and concluded that, as of that date, the Company’s disclosure controls and procedures were effective. During the period covered by this report there have been no changes in the Company’s internal control over financial reporting that is expected to materially affect or is reasonably likely to materially affect the Company’s internal control over financial reporting.